UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

April 13, 2006

Item 3.	News Release

The News Release dated April 13, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that has priced its previously-announced public offering (the “Offering”) of common shares. Pursuant to the Offering, the Company will issue 10 million common shares at a price of CDN$8.50 per share, for gross proceeds of CDN$85 million.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 28th day of April, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

Not for distribution to U.S. news wire services or dissemination in the United States

NEWS RELEASE

April 13, 2006

MINEFINDERS ANNOUNCES PRICING OF PUBLIC OFFERING OF COMMON SHARES.

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) has priced its previously-announced public offering (the “Offering”) of common shares. Pursuant to the Offering, the Company will issue 10 million common shares at a price of CDN$8.50 per share, for gross proceeds of CDN$85 million.

The Company has granted the underwriters of the Offering an option, exercisable for a period of 30 days following the closing of the Offering, to purchase up to an additional 1,000,000 common shares, at a price of CDN $8.50.

The Company will file shortly a final short form prospectus in connection with the Offering with the securities regulatory authorities of all of the provinces of Canada, except Quebec. The Offering will also be placed privately to accredited investors in the United States, and internationally, in accordance with appropriate private placement exemptions. Closing of the Offering is scheduled for April 21, 2006.

BMO Nesbitt Burns Inc. is acting as lead underwriter and sole bookrunner for the Offering, with a syndicate of underwriters including Salman Partners Inc., GMP Securities L.P., Dundee Securities Inc. and TD Securities Inc.

The Company expects to use the net proceeds of this Offering primarily for the construction and development of its Dolores gold and silver project in Mexico, and the remainder for working capital and general corporate purposes.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

This press release does not constitute an offer to sell or a solicitation of an offer to buy common shares, nor will there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements

Form 51-102F3

Material Change Report

Item 10.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 11.	Date of Material Change

April 25, 2006

Item 12.	News Release

The News Release dated April 25, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 13.	Summary of Material Change

The Company reported that recent drilling has increased the estimated measured and indicated resources at its 100% owned Dolores gold and silver project to 118.4 million tonnes containing 3.06 million ounces of gold and 149 million ounces of silver. In addition, project inferred resources were also estimated to have increased to a total 33.8 million tonnes containing 667,000 ounces of gold and 27.7 million ounces of silver.

Item 14.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 15.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 16.	Omitted Information

Not Applicable.

Item 17.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 18.	Date of Report

Dated at Vancouver, BC, this 1st day of May, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

April 25, 2006

Dolores Measured and Indicated Resources Increase to

3 Million Ounces Gold and 149 Million Ounces Silver

Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that recent drilling has increased the estimated measured and indicated resources at its 100% owned Dolores gold and silver project to 118.4 million tonnes containing 3.06 million ounces of gold and 149 million ounces of silver.

An internal, NI 43-101 compliant, report also estimates that increased inferred resources at the project now total 33.8 million tonnes containing 667,000 ounces of gold and 27.7 million ounces of silver.

The new estimates add 18.4 million tonnes (18.4%) to the measured and indicated category and 5.7 million tonnes (20.4%) to the inferred category. They include increases in the measured and indicated resources found within the engineered pit used in the Dolores bankable feasibility study (the “Feasibility Study”) announced February 27, 2006, and should further enhance the economics of the project.

Mark Bailey, Company President and CEO, commented: “We are pleased with these results. The increases come from in-fill and condemnation drilling that was not designed or expected to expand the known Dolores resources. We are, however, now mobilizing for a comprehensive, 35,000 metre step-out drill program that is specifically designed to significantly expand the current Dolores resources base. Updated resources estimates will be published as this program progresses."

Dolores Project Economics Update

The Company is on schedule to begin mine construction during the current quarter, with production targeted for summer 2007. As reflected in the analysis that accompanied the Dolores Feasibility Study, the project is highly sensitive to increases in precious metals prices. Accordingly, the recent rise in the prices of gold and silver is expected to have a positive impact on the economics of the Dolores project.

Applying a projected gold price of US$500 an ounce and silver price of US$10 an ounce to the previously-reported Feasibility Study resource and economic parameters, the project returns an undiscounted net present value before taxes of US$562 million, and an internal rate of return of 39.8%, with a 2.7 year payback period over an approximately 11.5 year mine life.

Details of Updated Resources Estimates

An analysis of the impact of the new measured and indicated (“M&I”) resources estimates is presented below as a direct comparison with the previously-reported Dolores resources, and with the additional measured and indicated resources contained in the engineered open pit reported in the Feasibility Study.

Most notable are the following increases in estimated M&I resources:

• project M&I resources increased by 18.4 million tonnes (18.4%)

• project M&I gold ounces increased by 349,000 (12.9%)

• project M&I silver ounces increased by 17.7 million (13.5%)

• pit M&I resources increased by 6.5 million tonnes (10.5%)

• pit M&I gold ounces increased by 77,500 ounces (4%)

• pit M&I silver ounces increased by 8.66 million ounces (8.5%)

Updated forecast metals prices and increased M&I resources are expected to result in expansion of the planned pit, with a concomitant increase in the reserve base and improved project economics.

- Measured and Indicated Resources

The following table shows the increased estimates of total measured and indicated Dolores mineral resources at various gold equivalent (the total of gold and gold-equivalent-silver, "Aueq") cut-off grades:

Measured and Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	4,100	6.09	804,000	221.1	29,190,000	9.60
4.0	5,900	5.05	958,000	194.8	36,988,000	8.14
3.0	9,600	3.90	1,207,000	158.8	49,203,000	6.42
2.0	18,900	2.70	1,644,000	116.1	70,580,000	4.55
1.0	43,200	1.65	2,287,000	76.1	105,642,000	2.86
0.5	84,400	1.04	2,808,000	49.7	134,823,000	1.82
0.4	101,900	0.90	2,953,000	43.6	143,000,000	1.59
0.3	118,400	0.80	3,061,000	39.1	148,840,000	1.43

*grams per tonne Aueq grade based on historical 75:1 gold to silver ratio

**grams per tonne Aueq grade based on updated 63:1 gold to silver ratio, in accordance with the Company’s news release dated February 27, 2006

An analysis of the increased resources estimates by separate measured and indicated categories is set out in the attached Appendix A.

- Inferred Resources

The revised estimates for inferred resources for the project at various cutoffs are shown below. Average Aueq grades are based on a 63:1 gold to silver ratio, in accordance with the Company’s news release dated February 27, 2006:

Inferred Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	AuEq Grade** (gpt Aueq)
5.0	400	5.15	64,000	124.5	1,552,000	7.12
4.0	700	4.25	97,000	109.7	2,496,000	5.99
3.0	1,400	3.33	152,000	93.1	4,246,000	4.81
2.0	3,100	2.44	245,000	72.3	7,258,000	3.59
1.0	8,900	1.41	402,000	50.5	14,391,000	2.21
0.5	22,000	0.82	575,000	32.9	23,252,000	1.34
0.4	27,600	0.70	624,000	28.9	25,699,000	1.16
0.3	33,800	0.61	667,000	25.5	27,730,000	1.02

*grams per tonne Aueq grade based on historical 75:1 gold to silver ratio

**grams per tonne Aueq based on updated 63:1 gold to silver ratio, in accordance with the Company’s news release dated February 27, 2006

- Resources within the Feasibility Study Open Pit

The increase in the M&I resources contained in the engineered open pit reported in the Feasibility Study is of particular interest, as it will have a direct impact on project economics. Much of this material was previously characterized as inferred resources and, with the additional drilling density, has now been upgraded to the measured and indicated categories. Inferred resources are treated as waste, with no economic value for the generation of reserves or for feasibility-level economic analysis.

The M&I resources in the open pit have increased by 6.5 million tonnes (10.5%) containing an additional 77,500 ounces of gold (4%) and 8.66 million ounces in silver (8.5%) at a 0.4 gpt Aueq cutoff (approximate leach-grade cutoff). The conversion of these additional resources from waste to reserve will result in a reduced stripping ratio, increased total production, and increased revenue flows. These factors will be included in future project economics.

Ongoing Dolores Project Engineering

The Dolores Feasibility Study open pit plan is based on engineered pit shells, using resources estimates and prevailing metals prices as of early 2005. The Company is generating new pit shells using industry-accepted, Whittle software to ascertain the impact on the overall mine plan of:

• the increased M&I resources announced today,
• updated project capital and operating cost parameters, and
• updated gold and silver price projections.

The Whittle runs will define the peripheral additional resources that will be converted into reserves, given the updated parameters, by adjusting the pit geometry to incorporate additional areas of economic grade. Because Whittle pit shells are not fully engineered, an allowance is made in the high-wall angles to allow for ramp construction. This allowance should provide for access considerations, but will produce a pit geometry marginally different from that indicated by the engineered shells.

The results of the new pit modeling will be reported as available and will be used to refine mine design and planning, as the Company moves forward with construction of the Dolores mine.

Quality Control and Assurance

Statements made in this news release relating to the economics of the Dolores project adhere to the economic parameters, including capital and operating costs, recovery information, and mine scheduling, developed and presented in the optimized feasibility study of the project by Kappes Cassiday & Associates, announced in the Company’s news release dated February 27, 2006 (see NI 43-101 compliant technical report, now available at www.sedar.com).

The criteria used by the updated resource estimations disclosed in this news release are the same in all respects as those used in the 2004 Dolores resource model, audited by Roscoe Postle Associates, of Toronto, Ontario, and reported in the Company’s news release dated December 6, 2004.

Mark Bailey MSc., P.Geo. is the “qualified person” responsible for the contents of the updated Dolores resources estimation and is responsible for the contents of this news release. A technical report summarizing the updated Dolores resources estimation will be filed within 45 days, in accordance with the requirements of NI 43-101, and will be available then for inspection online at www.sedar.com.

About Minefinders

Minefinders is a successful precious metals exploration company, with the advanced Dolores gold and silver deposit in Chihuahua, Mexico and ongoing precious metals exploration at several projects in Sonora, Mexico and in Nevada.

The Company recently completed a bankable feasibility study of the Dolores deposit and is proceeding with construction of an 18,000 tonne per day mine on the project.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential for growth in size, of mineral resources at the Company’s Dolores project, the timing of the further exploration and development of the Dolores project, and the impact on the economics of the Dolores project of the increases in the mineral resources announced in this news release, and in precious metals prices, are subject to various risks and uncertainties concerning the specific factors identified above and in the company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Minefinders does not intend to update this information and disclaims any legal liability to the contrary.

Appendix A: Detailed Estimated Resources Analysis – Dolores Gold and Silver Project

Measured Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	2,460	6.26	494,000	234.9	18,539,000	9.99
4.0	3,470	5.20	580,000	205.9	22,994,000	8.46
3.0	5,570	4.02	720,000	167.0	29,903,000	6.67
2.0	10,640	2.80	959,000	121.6	41,577,000	4.73
1.0	24,220	1.69	1,317,000	78.6	61,213,000	2.94
0.5	45,020	1.09	1,580,000	52.8	76,361,000	1.93
0.4	53,500	0.96	1,649,000	46.7	80,407,000	1.70
0.3	61,660	0.86	1,702,000	42.1	83,361,000	1.53

Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	1,650	5.84	310,000	200.6	10,651,000	9.03
4.0	2,430	4.83	378,000	178.9	13,994,000	7.67
3.0	4,070	3.73	487,000	147.5	19,300,000	6.07
2.0	8,270	2.57	685,000	109.0	29,003,000	4.31
1.0	18,980	1.59	970,000	72.8	44,430,000	2.75
0.5	39,370	0.97	1,228,000	46.2	58,461,000	1.70
0.4	48,440	0.84	1,304,000	40.2	62,593,000	1.48
0.3	56,750	0.75	1,360,000	35.9	65,479,000	1.31

*grams per tonne Aueq grade based on historical 75:1 gold to silver ratio

**grams per tonne Aueq grade based on updated 63:1 gold to silver ratio, in accordance with the Company’s news release dated February 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 1, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director